UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
January 17, 2014

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Technical Communications Corporation

File No. 001-34816 - CF#30521

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Technical Communications Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from Exhibits to a Form 10-K filed on December 19, 2013.

Based on representations by Technical Communications Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.22   through February 24, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary